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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69488

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 _____ AND ENDING 06/30/25 _____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OLD CITY SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

445 CENTRAL AVENUE, SUITE 328
                                    (No. and Street)

CEDARHURST	NY	11516
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE 646-930-1906   MMARRONE@OLDCITYSECURITIES.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EISNERAMPER LLP

(Name – if individual, state last, first, and middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)
9/29/2003		274	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EYTAN FELDMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OLD CITY SECURITIES LLC, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRINICPAL & CCO

[signature]
Notary Public

IRA M. SCHARAGA
Notary Public, State of New York
No. 02SC4708172
Qualified In Nassau County
Commission Expires July 31, 2029

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*

OLD CITY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2025

OLD CITY SECURITIES LLC

TABLE OF CONTENTS

JUNE 30, 2025



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Old City Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Old City Securities LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2025.

EISNERAMPER LLP
New York, New York
November 19, 2025

OLD CITY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Current Assets

Cash and cash equivalents	$	1,842,949
Fees receivable		7,044,070
Due from affiliates		1,380,698
Property and equipment, net of accumulated depreciation of $53,703		51,616
Right of use asset		893,877
Other assets		128,696
Total Assets	$	11,341,906

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Commissions payable	$	4,632,792
Accounts payable and accrued expenses		$264,507
Operating lease liability		895,216
Total Liabilities		5,792,515
Member's Equity		5,549,391
Total Liabilities and Member's Equity	$	11,341,906

The accompanying notes are an integral part of the statement of financial condition.

Note 1 - Business Summary

Old City Securities LLC (the "Company") is a Limited Liability Company registered to do business in the state of New York on April 25, 2014. The Company is a wholly owned subsidiary of Old City Securities Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is also an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company does not hold any customer funds or carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities to investment banking services, for which the Company receives fee income.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions acquired with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's year-end is June 30.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for U.S. Income tax purposes. As a disregarded entity, the Company is treated as a division of its sole owner, the Parent, and does not file a separate U.S. tax return. Instead, the Company's income, deductions, and credits are included in Parent's tax return which is treated as a partnership for federal and state income tax purposes, with all income tax liabilities and/or benefits passed through to the members. As such, the Company is not liable for income tax in the jurisdiction in which it operates except for New York City Unincorporated Business Taxes ("NYC UBT"). The Parent has elected to allocate a portion of the NYC UBT to the disregarded entity in its separate financial statements. The income tax provision for the Company is computed on a separate return basis and paid by the Company to the Parent.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of June 30, 2025. Interest and penalties that would accrue according to relevant tax law would be classified as a component of income tax provision for income taxes.

Allowance for Credit Losses

In accordance with GAAP certain financial assets measured at amortized cost are required to have a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company generally does not require collateral and establishes an allowance based upon factors surrounding the credit risk of clients, including historical experience, current conditions and reasonable and supportable forecasts. The Company considered the current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than the cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ended June 30, 2025.

As of July 1, 2024 and June 30, 2025, the Company's accounts receivables from clients, were $5,584,526 and $7,044,070, respectively.

Note 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Depreciation is computed using the straight-line method.

Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fair value due to the short term nature and negligible credit risk. These instruments include cash and cash equivalents (Level 1), fees receivable (Level 2), and due from affiliates (Level 2).

Note 3 - Concentration of Credit Risk

The Company maintains cash and cash equivalent balances at U.S. financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. From time to time, the Company's balances may exceed these limits. As of June 30, 2025, the Company exceed this limit by approximately $1,593,000. The Company maintains one money market fund with a balance of approximately $1,686,000 as of June 30, 2025, which is not FDIC or the Securities Investor Protection Corporation ("SIPC") insured, and is not bank guaranteed.

Approximately 75% of the receivable at June 30, 2025, were from two clients.

Approximately 32% of commissions payable at June 30, 2025, are owed to two representatives.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA. At June 30, 2025, the Company had net capital of $528,166, which was $201,590 in excess of its required net capital of $326,576. The Company's ratio of aggregate indebtedness to net capital at June 30, 2025, was 9.27 to 1.

Note 5 - Right of Use Asset and Lease Liability

The Company recognizes and measures its leases in accordance with GAAP. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The Company has identified its arrangements that are within the scope of the guidance and has evaluated its leases, which is primarily comprised of a non-cancellable, operating real estate lease for its New York office, as detailed below.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company occupies office space in New York City. On March 10, 2025, the lease was renewed and extended, and the renewal lease includes free rent period and runs through December 31, 2030. As the result of lease renewal, the present value of future minimum lease payments of $881,043 was recorded as additional ROU asset and operating lease liability. The lease doesn't contain a renewal option but can be extended on a month-to-month basis at the end of the lease. The lease was determined to be an operating lease.

The Company based the right of use asset and lease liability on the present value of unpaid future minimum lease payments. In accordance with the guidance, the right of use asset and operating lease liability on the statement of financial condition as of June 30, 2025, were $893,877 and $895,216, respectively.

Since the lease agreement does not provide an implicit rate, the Company uses a risk-free discount rate for its lease. The risk free rate of 3.98% was used as the discount rate to determine present value of the additional future minimum lease payments at March 10, 2025.

Note 5 - Right of Use Asset and Lease Liability (continued)

At June 30, 2025 remaining lease term was 5.5 years and weighted average discount rate was 3.98%

Future minimum lease payments under non-cancellable leases as of June 30, 2025, are as follows:

2026	$	101,567
2027		178,753
2028		183,221
2029		187,802
2030		192,497
Thereafter		98,455
	$	942,295
Inputed interest		(47,079)
Lease Liability	$	895,216

Note 6 - Property and Equipment

Property and equipment, net at June 30, 2025 are summarized as follows:

Furniture and fixtures	$	105,318
Less: accumulated depreciation		(53,702)
	$	51,616

Note 7 – Retirement Plan

The Company has a 401(k)-profit sharing plan. Full-time employees are eligible after 30 days of employment. Contributions by employees are limited to a maximum annual amount as set periodically by the Internal Revenue Service.

Note 8 – Contingencies

The Company from time to time is subject to claims and legal proceedings that arise in the ordinary course of its business activities. Additionally, as a regulated broker-dealer, the Company may be subject to examinations by regulatory authorities

Note 8 – Contingencies (continued)

As of June 30, 2025, the Company has responded to requests for information from the SEC related to two separate regulatory matters. The Company believes that both requests for information arose from third-party matters being evaluated by the SEC. The Company provided information in response to these requests in August 2024 and December 2024, and has not received further notice. The Company is unable to determine whether these matters are likely to result in a potential disciplinary action and no penalty is estimable at this time.

Note 9 – Related Party Transactions

During the normal course of business, the Company may pay various expenses on the behalf of the Parent and an affiliate and records such amounts as Due from Affiliates on the statement of financial condition. Amounts due from the Parent and affiliate are non-interest bearing, unsecured, and are expected to be settled in the normal course of business. At June 30, 2025, the balance of Due from Affiliates totaled $1,380,698. Management believes the receivable is fully collectible.

Note 11 - Subsequent Events

This statement of financial condition was approved by management and available for issuance on November 19, 2025. Subsequent events have been evaluated through that date.

Subsequent to June 30, 2025, the Company made distributions to the Parent totaling $1,071,241.